Exhibit (a)(14)

FORM OF REMINDER OF EXPIRATION DATE

REMINDER

DEADLINE: 11:59 P.M. (PDT) MARCH 27, 2007

To all Option Holders Eligible to Participate in the Option Amendment Program:

The Offer to Amend or Replace your Eligible Options will expire at 11:59 p.m. (PDT) on March 27, 2007 unless we extend the Offer.

According to our records you have not yet submitted an Election Form for any of your Eligible Options. Participation in the Offer is voluntary. However, all individuals holding Eligible Options who wish to tender them for amendment or replacement must access the Offer website at https://kla.equitybenefits.com to complete the required Election Form in accordance with the instructions posted on that website. The submission of those required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

If you do not want to accept the Offer with respect to your Eligible Options, please disregard this reminder. However, you will have to take other action on your own to bring your Eligible Options into compliance with Section 409A of the Internal Revenue Code if you are to avoid adverse tax consequences.